To Our Shareholders

        We are pleased to report that on January 18, 2002, RSI Holdings, Inc. (the “Company”) executed a letter of intent to acquire substantially all the assets of Employment Solutions, LLC. On March 4, 2002, the Company executed a purchase contract to acquire substantially all of the assets of Employment Solutions, LLC through a newly-formed, wholly-owned subsidiary, Employment Solutions, Inc., a South Carolina corporation (“Employment Solutions”). Employment Solutions is in the business of locating and providing labor to industrial companies.

        As we reported in our last annual report, the Company had completed the liquidation of its prior business by December 31, 2000 and its activities during the eight months from January 2001 through August 2001 consisted of looking for and investigating business opportunities. The Company continued this search for the purchase of an appropriate business during the first six months of fiscal year 2002 until the purchase agreement was signed on March 4, 2002.

        On June 10, 2002, the shareholders approved a reverse split of the Company’s outstanding shares of Common Stock with a split ratio of three-to-one. The Company believes that the reverse split will make its per-share financial information more meaningful and understandable by reducing the number of outstanding shares.

        The shareholders also approved the adoption of the RSI Holdings, Inc. 2002 Stock Option Plan. The Company believes that the options provide its key personnel with an incentive to maximize shareholder value by better aligning their compensation with the interests of the Company’s shareholders.

        In closing, I thank our shareholders for their support during the period of transition to our new business. We believe that the business of Employment Solutions represents an opportunity for growth and profitability for the Company as industrial companies continue to search for dependable labor. The management of the Company has worked hard during the fiscal year 2002 to begin the process that we believe will ultimately build shareholder value.

      /s/  Buck A. Mickel

Buck A. Mickel
                                     President and Chief Executive Officer

Market for Common Equity and Related Stockholder Matters.

        The Company’s Common Stock is thinly traded in the over-the-counter market by NASDAQ. The high and low bid quotations of the Company’s Common Stock after giving effect to the 3:1 reverse stock split effective June 10, 2002 are set forth below for the fiscal quarters indicated, as reported by NASDAQ for such periods. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Fiscal Quarters:	2002 High	2002 Low	2001 High	2001 Low

First Quarter	.03	.03	.21	.045
Second Quarter	.06	.03	.045	.045
Third Quarter	.33	.03	.06	.03
Fourth Quarter	.41	.06	.03	.03

        As of October 27, 2002, the Company had approximately 553 shareholders of record.

        The Company paid no cash dividends with respect to its Common Stock during fiscal 2002, 2001 and 2000, and does not intend to pay cash dividends in the foreseeable future.

        The Company issued 2,222,222 shares of its common stock (6,666,666 on a pre-split basis) on January 21, 2002 to Minor H. Mickel. Minor H. Mickel is the mother of the President and Chief Executive Officer of the Company. This common stock has not been registered under the Securities Act of 1933 and was issued in exchange for convertible debt in the amount of $500,000 at $.225 per share ($.075 per share on a pre-split basis). The convertible debt was issued by the Company in exchange for cash advances made to the Company for working capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

        Beginning March 4, 2002, RSI Holdings, Inc. (the “Company”) through its wholly-owned subsidiary, Employment Solutions, Inc. (“Employment Solutions”) is in the business of locating and providing labor to industrial companies.

        Special Cautionary Notice Regarding Forward-Looking Statements.

        The foregoing letter to shareholders and the following discussion contains various “forward-looking statements”. Forward-looking statements are indicated by such terms as “expects”, “plans”, “anticipates”, and words to similar effect. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors (“Cautionary Statements”) that could cause the actual results, performance or achievements of the Company to differ materially from the Company’s expectations are disclosed in this Report on Form 10-KSB. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the Cautionary Statements.

Acquisition of business

        On March 4, 2002, the Company, through Employment Solutions, its newly-formed, wholly-owned subsidiary, acquired substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company. Employment Solutions is in the business of locating and providing labor to industrial companies. Prior to the asset purchase, the Company had not conducted any business since January 31, 2000 other than seeking acquisition opportunities and liquidating the assets of its prior business.

Changes in basis of accounting

        As described in Note 1 to its Consolidated Financial Statements, the Company changed its basis of accounting for its financial statements at January 31, 2000 from the going concern basis of accounting to the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company’s activities during the eleven months beginning February 1, 2000 consisted primarily of selling the assets and paying the liabilities of its prior business. The Company completed the liquidation of its prior business by December 31, 2000.

        On January 1, 2001, the Company changed its basis of accounting for its financial statements from the liquidation basis of accounting to the going concern basis of accounting in accordance with accounting principles with generally accepted in the United States of America. The Company’s activities since January 1, 2001 through February 28, 2002 consisted of looking for and investigating business opportunities.

        The Company’s financial statements as of and for the eight months ended August 31, 2001 and the three and six months ended February 28, 2002 were prepared in accordance with disclosure requirements applicable to a development stage entity because the Company had no revenues during the period from January 1, 2001 through February 28, 2002.

        Effective with the purchase of Employment Solutions on March 4, 2002, the Company began operations which generated revenues. As a result, the Company ceased to report under the standards that apply to a development stage enterprise.

Results of operations

        The Company had no revenues during fiscal 2002 except those generated beginning on March 4, 2002 by Employment Solutions. Employment Solutions is in the business of locating and providing labor to industrial companies. Its customers are industrial businesses. It operates from an office facility in Greenwood, SC. During the year ended August 31, 2002 the Company’s revenues were $2,265,342.

        Employment Solutions incurred cost of services of $1,813,228 during the year ended August 31, 2002. These costs include wages paid directly to the employees, payroll taxes, workers compensation insurance and other costs directly associated with employment of the workers.

        General and administrative expenses were $538,595 during the year ended August 31, 2002 as compared to $125,849 during the eight months ended August 31, 2001. The expenses, exclusive of Employment Solutions, during the year ended August 31, 2002 include salaries and related costs of $216,723; legal, accounting, and shareholder related expenses of $66,482; rent of $29,100 and other administrative expenses of $45,901. The expenses during the year ended August 31, 2002 also include selling and administrative expenses incurred by Employment Solutions during the year ended August 31, 2002 of $116,097 and the amortization of customer related intangible assets of $64,292.

        Interest expense incurred during the year ended August 31, 2002 was $105,483, respectively as compared to $28,726 during the eight months ended August 31, 2001. The increase in interest expense results primarily from interest incurred on borrowings relating to the acquisition of Employment Solutions. Interest income and other income in the amount of $3,471 were primarily from earnings on cash investments during the year ended August 31, 2002.

Income taxes

        The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes than for purposes of computing income taxes currently payable, deferred tax assets or liabilities are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

        During fiscal year 2002 and 2001, net deferred tax benefits were not recorded relating to temporary differences since the Company is not assured that the resulting additional deferred tax assets will be realized.

Liquidation stage operations

        The Company’s activities during the eleven months beginning February 1, 2000 through December 31, 2000 consisted primarily of selling the assets and paying the liabilities of its prior business. The accruals and costs incurred during this liquidation period were recorded during the period ended August 31, 2000.

Liquidity and Capital Resources

Anticipated Liquidity Requirements

        Certain of the Company’s shareholders have advanced funds under the debt arrangements discussed below under “Debt Arrangements”. At August 31, 2002, the Company’s liabilities exceeded its assets by $184,421.

        The Company anticipates that its cash balances and cash generated by the operations of Employment Solutions will be sufficient to fund its cash requirements during the next twelve months.

        Employment Solutions collects from its customers and pays the workers each week for work performed during the previous week. Typically at the beginning of each week Employment Solutions invoices its customers for the hours worked during the previous week and the customers typically pay during that same week. Although the customers have paid for services provided as described above during the period since March 4, 2002, the Company is dependent upon a few customers and can give no assurance that these customers will continue to pay in a timely manner.

Cash and Cash Equivalents

        The Company had cash and cash equivalents in the amount of $165,267 as of August 31, 2002. The Company earned $3,471 and $3,909 on its cash and cash equivalents during the year ended August 31, 2002 and eight months ended August 31, 2001, respectively.

Debt Arrangements

        On August 31, 2001, Minor H. Mickel, the mother of Buck A. Mickel, President and Chief Executive Officer of the Company, loaned the Company $250,000 under the terms of an unsecured note payable bearing interest at 8% per year with the principal balance due on August 14, 2006.

        On February 14, 2002, Minor H. Mickel loaned the Company $1,200,000 under the terms of an unsecured note payable bearing interest at 7% per year with the principal balance due on February 14, 2007. On February 25, 2002, Buck A. Mickel and his two adult siblings each loaned the Company $20,000 under the terms of unsecured notes payable bearing interest at 7% per year with the principal balance due on February 25, 2007. Total proceeds of these loans, aggregating $1,260,000, were used in the purchase of Employment Solutions.

        On March 4, 2002, the Company through its wholly-owned subsidiary, Employment Solutions, incurred long-term in the amount of $800,000 payable in equal monthly installments of $15,466 over five year at an interest at the rate of 6% per year. The note is secured by the Company’s pledge of the common stock of Employment Solutions.

Debt Converted into Common Stock

        On December 20, 2000, Minor H. Mickel loaned the Company $500,000 under an 8% convertible note payable on December 20, 2005. Under the terms of this note all principal and interest was convertible at the conversion rate of $.075 per share at the option of either the Company or holder of the convertible note. Effective January 21, 2002, the entire principal amount of $500,000 was converted into 6,666,666 shares of the Company’s common stock.

Risk Factors

        The Company is dependent on a few customers in that the majority of its revenues are from three customers. The Company can give no assurance that these customers will continue to need the services that it provides.

        The Company is continually subject to the risk of new regulations that could materially impact its business.

        The Company must continually attract reliable workers to fill positions and may from time to time experience shortages of available temporary workers. The Company can give no assurance that its supply of labor will continue to be available.

        The Company is dependent upon the availability of workers compensation insurance. It cannot be certain that such insurance will always be available or will be available at an affordable price.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
RSI Holdings, Inc.
Greenville, South Carolina

        We have audited the balance sheet of RSI Holdings, Inc. and Subsidiaries as of August 31, 2002, the related consolidated statement of operations, and cash flows for the year ended August 31, 2002 and the eight months ended August 31, 2001. We have audited the related consolidated statements of changes in net assets in liquidation of the Company for the period from September 1, 2000 to December 31, 2000. We have also audited the related statements of consolidated shareholders’ deficit for the years ended August 31, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of RSI Holdings, Inc. and Subsidiaries as of August 31, 2002, and the related consolidated results of operations, and cash flows for the year ended August 31, 2002 and the eight months ended August 31, 2001, the related consolidated changes in net assets in liquidation for the periods from September 1, 2000 to December 31, 2000, and the related consolidated statements of shareholders’ deficit for the years ended August 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC

Elliott Davis, LLC
Greenville, South Carolina
October 31, 2002

RSI HOLDINGS, INC.
CONSOLIDATED BALANCE SHEET
AUGUST 31, 2002

Assets
Current Assets
Cash	$165,267
Accounts receivable	130,900
Prepaid expenses and other	21,219

Total current assets	317,386
Property and equipment
Cost	96,197
Less accumulated depreciation	24,821

Property and equipment - net	71,376

Other assets:
Customer related intangible assets, net of
amortization of $64,292	1,864,478

$2,253,240

Liabilities and Shareholders' Deficit
Current liabilities
Accounts payable	$92,698
Accrued expenses	104,626
Curent maturities of long-term debt	145,739

Total current liabilities	343,063

Long-term debt	2,094,598

Commitments and contingencies

Shareholders' equity:
Common Stock, $.01 par value-authorized
25,000,000 shares, issued and outstanding
7,821,455 shares	78,214
Additional paid-in capital	4,945,491
Deficit	(5,208,126)

Total shareholders' deficit	(184,421)

$2,253,240

The accompanying notes are an integral part of these consolidated financial statements

RSI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED AUGUST 31, 2002
AND EIGHT MONTHS ENDED AUGUST 31, 2001

	For the Year Ended August 31 2002	For the Eight Months Ended August 31 2001

Revenues from services	$2,265,342	$--
Cost of services	1,813,228	--

Gross profit	452,114	--
Expenses:
Selling, general and administrative	538,595	125,849

	(86,481)	(125,849)
Loss from operations

Other income (expenses):
Interest income and other	3,471	3,909
Interest expense	(105,483)	(28,726)

Total other income (expense)	(102,012)	(24,817)

Net loss	$(188,493)	$(150,666)

Net loss per share - basic and diluted	$(0.03)	$(0.03)

Weighted average number of shares outstanding *	6,950,983	5,581,095

*         The weighted average number of shares outstanding have been retroactively adjusted for the three-to-one reverse stock split.
            See Note 5.

The accompanying notes are an integral part of these consolidated financial statements.

RSI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED AUGUST 31, 2002 AND AUGUST 31, 2001

	Common Stock Shares Amount		Additional paid-in capital	Deficit	Total
BALANCE, AUGUST 31, 2000	13,464,821	$134,648	$4,139,066	$(4,868,967)	$(595,253)
Conversion of debt to
common stock	3,333,333	33,333	216,667		250,000
Net loss				(150,666)	(150,666)

BALANCE, AUGUST 31, 2001	16,798,154	167,981	4,355,733	(5,019,633)	(495,919)
Conversion of debt to
common stock	6,666,666	66,666	433,334		500,000
Three-to-one reverse
stock split	(15,643,365)	(156,433)	156,424		(9)
Net loss				(188,493)	(188,493)

BALANCE, AUGUST 31, 2002	7,821,455	$78,214	$4,945,491	$(5,208,126)	$(184,421)

The accompanying notes are an integral part of these consolidated financial statements.

RSI HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED AUGUST 31, 2002
AND EIGHT MONTHS ENDED AUGUST 31, 2001

	For the Year Ended August 31 2002	For the Eight Months Ended August 31 2001

OPERATING ACTIVITIES
Net loss	$(188,493)	$(150,666)
Adjustment to reconcile net loss to net
cash (used for) operating activities
Depreciation and amortization	71,701	1,629
Loss on disposal of property and equipment	1,266	998
Changes in operating assets and liabilities
Accounts receivable	(54,177)	--
Prepaid expenses and other	(18,131)	(573)
Accounts payable, accrued expenses and other liabilities	48,100	2,346

Net cash used for operating activities	(139,734)	(146,266)

INVESTING ACTIVITIES
Proceeds from sale of property and equipment	4,923	500
Purchase of property and equipment	(36,659)	--
Net cash paid for acquired business	(1,168,192)	--

Net cash (used for) provided by investing activities	(1,199,928)	500

FINANCING ACTIVITIES
Proceeds from long-term notes payable	1,260,000	250,000
Payment of long-term debt and other	(69,663)	--

Net cash provided by financing activities	1,190,337	250,000

Net increase (decrease) in cash	(149,325)	104,234

CASH, BEGINNING OF PERIOD	314,592	210,358

CASH, END OF PERIOD	$165,267	$314,592

SUPPLEMENTAL DISCLOSURE

Cash paid for interest	$47,682	$7,336

NON-CASH TRANSACTION

Conversion of note payable to common stock	$500,000	$250,000

The accompanying notes are an integral part of these consolidated financial statements

RSI HOLDINGS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS IN LIQUIDATION
PERIOD FROM SEPTEMBER 1, 2000 THROUGH DECEMBER 31, 2000

Shareholders' deficit at beginning of period	$ 595,253

Activity that provided net assets:
None	--

Accruals and activities that used net assets:
None	--

Total accruals and costs during period of liquidation	--

Deficiency in net assets in liquidation at end of period	$ 595,253

The accompanying notes are an integral part of these consolidated financial statements.

RSI HOLDINGS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of significant accounting policies and activities

Nature of business

        On January 18, 2002, RSI Holdings, Inc. (the “Company”), executed a letter of intent to acquire substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company.

        On March 4, 2002, the Company through a newly-formed, wholly-owned subsidiary, Employment Solutions, Inc., a South Carolina corporation (“Employment Solutions”), acquired substantially all of the assets of Employment Solutions, LLC, a South Carolina limited liability company. Employment Solutions, the only business, is in the business of locating and providing temporary labor primarily to manufacturing companies in the Southeastern United States. Most of Employment Solutions’ employees are foreign nationals. Prior to the asset purchase, the Company had not conducted any business since January 31, 2000 other than seeking acquisition opportunities and liquidating the assets of its prior business.

        The Company completed the liquidation of its prior business during the eleven months from February 1, 2000 through December 31, 2000. During the period from January 1, 2001 through March 4, 2002, the Company searched for and investigated business opportunities.

Basis of Presentation

        The accompanying consolidated financial statements at August 31, 2002 have been prepared in accordance with accounting principles generally accepted in the United States of America that apply to established operating enterprises. Refer to the discussion below regarding the period from January 1, 2001 through February 28, 2002 that were reported under those standards that apply to a development stage enterprise and the period from February 1, 2000 through December 31, 2000 that was reported under the liquidation basis of accounting.

Development stage.

        As of January 1, 2001, the Company had completed the liquidation of its prior business and adopted the accounting principles generally accepted in the United States of America that apply to established operating enterprises. During the period from January 1, 2001 through February 28, 2002, the Company devoted substantially all its efforts to locating and establishing a new business, but had no operating business or revenues. As a result, on January 1, 2001 the Company began reporting under those accounting principles that apply to development stage enterprises. Accounting principles generally accepted in the United States of America that apply to established operating enterprises govern the recognition of revenue by a development stage enterprise and determine whether a cost incurred by a development stage enterprise is to be charged to expense when incurred or is to be capitalized or deferred.

        Effective with the purchase of Employment Solutions on March 4, 2002 the Company began operations which generated revenues. As a result the Company ceased to report under those standards that apply to a development stage enterprise.

Liquidated operations.

        As of January 31, 2000, the Company adopted the liquidation basis of accounting, and after liquidation of substantially all assets and liabilities, it ceased liquidation basis accounting and began reporting on a going concern basis.

        As a result of the decision to cease all of its prior business operations, the Company changed its basis of accounting for its financial statements as of January 31, 2000 from the going concern basis of accounting to the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America. Consequently, assets were valued at estimated net realizable value and liabilities were presented at their estimated settlement amounts, including costs associated with carrying out the liquidation. The Company liquidated its prior business operations during the period beginning February 1, 2000 through December 31, 2000.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries (all of which are wholly-owned). All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and cash equivalents

        Cash and cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at date of acquisition. The Company places temporary cash investments in high credit quality financial institutions. At times such investments may be in excess of FDIC insurance limits.

Property and equipment

        Property and equipment consists of office furniture and equipment and is stated at cost. Depreciation is computed principally by the straight-line method over the estimated useful life of the assets. The life of the furniture and office equipment when the asset is acquired is estimated to be five years. Depreciation was not expensed during the liquidation period.

Fair value of financial instruments

        The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts receivable, accounts payable and notes payable approximate their fair values.

Net loss per common share

        Basic net loss per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for the diluted method. Since the Company incurred a loss, the effect of stock options on the treasury stock method is anti-dilutive.

Revenue recognition

        Revenues are considered earned and recorded during the period in which the service is provided.

Intangible assets

        In accordance with SFAS No. 141, Business Combinations, the Company has determined that the intangible portion of the purchase price is customer related intangible assets and consists of customer list, customer contracts and related customer relationships, and noncontractual customer relationships. The Company recorded amortization based on a fifteen year life.

Income taxes

        The consolidated financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes than for purposes of computing income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the consolidated financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Stock options

        The Company accounts for and will continue to account for stock options under Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees. Applying SFAS No. 123, Accounting for Stock-Based Compensation, would not materially affect net loss and loss per share for fiscal 2002 and 2001.

Use of Estimates

        The preparation of the financial statements of the Company in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

NOTE 2 – PURCHASE TRANSACTION

        The Company effected the business combination with Employment Solutions solely through the distribution of cash and by incurring liabilities. The transaction had no effect on equity or the outstanding shares of the Company or Employment Solutions. For these reasons, the Company is considered the acquirer in this business combination. In accordance with SFAS 141, Business Combinations, intangible assets of $1,928,770 have been recorded for the amount of excess of cost over book value of the net assets acquired.

        The transaction also includes a provision that will be accounted for as contingency in the purchase transaction based on the future earnings of Employment Solutions. The provision provides for the payment of an annual bonus of up to 20% of earnings in excess of $630,000. The bonus is to be paid to an executive who has no significant ongoing responsibilities and is additional consideration for the customer related intangible assets. The amount to be paid cannot be determined beyond a reasonable doubt and adjustments to the purchase price will be made annually. At August 31, 2002 there are no amounts payable under this contingency.

        The allocation of the cost to acquire Employment Solutions is described in the table below:

Cash payment to sole stockholder of Employment Solutions	$ 1,260,000
Note payable to sole stockholder of Employment Solutions	800,000
Cash received in insurance settlement	(36,657)

Total purchase price	$ 2,023,343

        The leased premises of Employment Solutions were destroyed by fire on April 2, 2002 and the Company received $36,657 in insurance proceeds for assets destroyed in the fire.

CALCULATION OF INTANGIBLE ASSET

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition based on management’s estimates.

ASSETS
Current Assets	$ 55,151
Unbilled labor	73,104
Prepaid rent	2,807
Property and equipment
Furniture	30,815
Vehicles	10,000

Total assets	$171,877
LIABILITIES
Legal fees	17,694
Accrued payroll	56,912
Accrued expenses	2,698

Total liabilities	77,304

Net assets acquired	$ 94,573

        Excess of book value over cost of net assets acquired for the merger was calculated as follow:

Total cost	$2,023,343
Net assets acquired	94,573

Total excess of book value over cost of net assets acquired
March 4, 2002	$1,928,770
Less amortization during 2002	64,292

Net customer related intangible assets at August 31, 2002	$1,864,478

        In accordance with SFAS No. 141, Business Combinations, the Company has determined that the intangible portion of the purchase price is customer related intangible assets and consists of customer lists, customer contracts and related customer relationships, and noncontractual customer relationships. The Company recorded amortization based on a fifteen year life.

NOTE 3 – ACCRUED EXPENSES AND OTHER LIABILITIES

        Accrued expenses and other liabilities at August 31, 2002 are as follows:

Payroll taxes	$ 7,575
Interest	57,801
Legal and accounting	23,700
Other	15,550

$104,626

NOTE 4 – LONG-TERM DEBT

Unsecured note payable to the mother of the President and Chief Executive
Officer of the Company with interest payable quarterly at 8.0 percent
per year. The unpaid principal balance is due on August 14, 2006	$ 250,000

Unsecured note payable to the mother of the President and Chief Executive
Officer of the Company with interest payable annually at 7.0 percent
per year. The unpaid principal balance is due on February 14, 2007	1,200,000

Unsecured notes payable to the President and Chief Executive Officer of the Company and his two adult siblings in the amount of $20,000 each with interest payable annually at 7.0 percent per year. The unpaid
principal balance is due on February 25, 2007	60,000

Note payable to Eadon Solutions, LLC (formerly Employment Solutions, LLC)
in monthly installments of $15,466 including interest at 6% per year through March 4, 2007 secured by the outstanding common stock of
Employment Solutions, Inc.	730,337

2,240,337
Less current portion	145,739

$2,094,598

        The Company incurred interest cost as follows during year ended August 31, 2002 and during the eight months ended August 31, 2001.

	2002	2001
Interest incurred during years ended August 31
Notes payable to the mother of the President and
Chief Executive Officer and the President and Chief
Executive Officer and his two adult siblings	$ 82,349	$37,144
Note payable to Eadon Solutions, LLC	23,134	--
Arrangements in connection with loan facilities with banks	--	7,783

	105,483	44,927

Less interest incurred during periods of liquidation	--	16,201

	$105,483	$28,726

NOTE 5 – SHAREHOLDERS’ EQUITY

Reverse Stock Split

        On June 10, 2002, the Company’s shareholders approved an amendment to the Company’s Articles of Incorporation to effect a 3:1 reverse stock split. The Company paid cash in lieu of any fractional shares. The total number of authorized shares of common stock and the par value of the common stock remain the same and were unaffected by the reverse split.

        All shares and per share amounts have been retroactively restated in connection with the reverse stock split.

Conversion of Debt to Common Stock

        The Company issued 2,222,222 shares of its common stock (6,666,666 on a pre-split basis) on January 21, 2002 and 1,111,111 shares of its common stock (3,333,333 on a pre-split basis) on January 4, 2001 to the mother of the President and Chief Executive Officer of the Company in exchange for convertible debt in the principal amount of $500,000 and $250,000, respectively at the conversion rate of $0.225 per share ($.075 on a pre-split basis).

NOTE 6 — STOCK OPTION PLAN

        All option shares and per share amounts have been retroactively restated in connection with the 3:1 reverse stock split effected during the 2002 year.

        During June 2002, the Company adopted the 2002 Stock Option Plan that authorized the Board of Directors to grant options of up to 1,500,000 shares of the Company’s common stock.

        The Company’s previous Stock Option Plan was adopted during 1991 and was amended on January 27, 2000, January 21, 1999 and January 15, 1998. The previous Stock Option Plan as amended terminated on June 27, 2000 and no options of the Company’s common stock can be granted thereafter, but this termination does not affect the options previously granted to the plan participants. As of August 31, 2002, 1,456,667 have been awarded to plan participants under the 2002 Stock Option Plan and 186,661 shares (net of 286,667 shares forfeited) have been awarded to plan participants under the previous Stock Option Plan. These options vest over a three year period.

        The Company also has an informal stock option plan under which stock options can be granted to certain non-employee officers and directors. Under this plan 40,000 options have been granted during the 2002 year and these options vest over a three year period. During the 2002 year, 6,667 options expired and were forfeited. As of August 31, 2002, options to purchase 70,000 shares have been granted and are outstanding.

        All options under the plans were granted at not less than fair market value at dates of grant. Stock option transactions during the two years ended August 31 were as follows:

	2002	2001

Options outstanding at September 1	217,772	217,772
Options granted	1,496,667	--
Options exercised	--	--
Options forfeited	(35,000)	--

Options outstanding at August 31	1,679,439	217,772

Options exercisable at August 31	182,772	176,111

Outstanding options issued under Stock Option Plan at August 31	1,609,439	181,111

Outstanding options issued under informal Stock Option Plan	70,000	36,664

Options available for grant under Stock Option Plan at August 31	43,333	0

Option price ranges per share:
Granted	$ 0.07-0.077	--
Exercised	--	--
Forfeited 0.375 - 1.125		--
Weighted average option price per share:
Granted	0.071
Exercised	--	--
Forfeited	0.518	--
Outstanding at August 31	0.102	$ 0.129

        The options at August 31, 2002 had a weighted average remaining contractual life of approximately 8.3 years. There were 182,772 options currently exercisable with option prices ranging from $0.15 to $1.125 with a weighted average exercise price of $0.36.

NOTE 7 – INCOME TAXES

        During fiscal years 2002 and 2001, net deferred tax benefits were not recorded relating to temporary differences since the Company is not assured that the resulting additional deferred tax assets will be realized. Significant components of the Company’s deferred tax assets and liabilities are as follows:

Assets
Net operating loss carryforward	$4,754,000
Other	9,000

4,763,000
Valuation allowance	4,761,000

Deferred tax assets	2,000
Liabilities
Depreciation	2,000

Net deferred taxes	$ --

        At August 31, 2002, the Company has net operating loss carryforwards available for income tax purposes of approximately $12,850,000. Such carryforwards expire in 2006 through 2022. The Company’s ability to use its existing net operating loss carryforward may be jeopardized or lost if the Company undergoes an “ownership change” as defined by the Internal Revenue Code.

        The valuation allowance increased $69,000, net during 2002 due to the uncertainty of the Company’s ability to generate taxable income and realize the benefits of deferred tax assets. The recognition of a net deferred tax asset is dependent upon a “more likely than not” expectation of the realization of the deferred tax asset, based upon the analysis of the available evidence. A valuation allowance is required to sufficiently reduce the deferred tax asset to the amount that is expected to be realized through future realization of profits on a “more likely than not” basis. The analysis of available evidence is performed on an ongoing basis utilizing the “more likely than not” criteria to determine the amount, if any, of the deferred tax asset to be realized. Adjustments to the valuation allowance are made accordingly. There can be no assurance that additional valuation allowances may not be recorded in the future periods.

NOTE 8 – SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses consisted of the following for the year ended August 31, 2002 and for the eight months ended August 31, 2001:

	2002	2001
Salaries, wages and benefits	$277,382	$ 68,864
Legal and professional	38,745	13,928
Rent	36,775	15,200
Telephone and utilities	25,451	8,322
Office expense	23,168	8,199
Travel expense	17,475	747
Insurance	7,042	-
Shareholder relations	27,737	4,562
Depreciation	7,409	1,629
Amortization - intangible assets	64,292	-
Other	13,119	4,398

	$538,595	$125,849

NOTE 9 – MAJOR CUSTOMER INFORMATION

        Sales to three major customers exceeded 10% of net sales during the fiscal year ended August 31, 2002. Sales to these customers accounted for 84% of net sales.

NOTE 10 — AFFILIATED PARTY TRANSACTIONS

        The secretary of the Company until January 18, 2001 was a member of a law firm that represented the Company. Legal fees for services rendered by this firm to the Company amounted to approximately $30,000 during the year ended August 31, 2002 (including approximately $18,000 relating to the acquisition of Employment Solutions), and $7,000 during the eight months ended January 31, 2001. Legal fees for services rendered by this firm to the Company during the liquidation period beginning September 1, 2000 through December 31, 2000 amounted to approximately $3,000.

        See Note 4 concerning notes payable with affiliated parties and Note 5 concerning conversion of debt to common stock.

        The Company leases its principal executive offices under a month-to-month lease arrangement from a corporation that is owned by the President, Chief Executive Officer and a director of the Company and his two adult siblings. Under the lease arrangement, the monthly rent was $1,500 per month during the first seven months of the fiscal year ended August 31, 2002 when the rent was increased to $2,550 each month and $1,500 during the year ended August 31, 2001. Accounts receivable at August 31, 2002 included the reimbursement of expenses in the amount of $1,381 that were incurred during August 2002 by a company that is owned by the President of the Company, his mother and his two adult siblings.

NOTE 11 – RECENTLY ISSUED ACCOUNTING STANDARDS

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141- Business Combinations. This FASB addresses accounting and reporting for all business combinations and defines the purchase method as the only acceptable method. This statement is effective for all business combinations initiated after June 30, 2001.

        In June 2001, the FASB issued SFAS No. 142 – Goodwill and Other Intangible Assets. This SFAS addresses how goodwill and other intangible assets should be accounted for at their acquisition (except for those acquired in a business combination) and after they have been initially recognized in the financial statements. The statement is effective for all fiscal years beginning after December 15, 2001. The impact of this SFAS had no effect on the Company’s financial statements.

        Additional accounting standards that have been issued or proposed by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

DIRECTORS	EXECUTIVE OFFICERS

Buck A. Mickel	Buck A. Mickel

President and	President and
Chief Executive Officer	Chief Executive Officer
RSI Holdings, Inc.	RSI Holdings, Inc.

C. C. Guy	Joe F. Ogburn
Retired	Secretary and Treasurer
RSI Holdings, Inc	Chief Financial Officer
RSI Holdings, Inc
Charles M. Bolt
Retired
RSI Holdings, Inc.

Charles C. Mickel
Private Investor

Joe F. Ogburn
Secretary and Treasurer
Chief Financial Officer
RSI Holdings, Inc.

ANNUAL MEETING	FORM 10-KSB

The Annual Meeting of Shareholders	Upon written request the Company will furnish
will be held on Thursday, January 30, 2003	without charge, to any person who is a shareholder
at 10:00 A. M. at 28 East Court Street,	of RSI Holdings, Inc. beneficially or of record as of
Greenville, South Carolina	December 4, 2002, a copy of the Company's Annual
Report on Form 10-KSB for the year ended August 31,
2002, including the financial statements but excluding
the exhibits. Requests should be directed to Investor
Relations, RSI Holdings, Inc., P. O. Box 6847,
Greenville, South Carolina 29606

RSI HOLDINGS, INC	28 East Court Street
Greenville, South Carolina 29601